02051481

PE 8-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED AUG 1 6 2002 WASH. D.C. 180 SECTION

For the month of August 2002

TDL INFOMEDIA HOLDINGS PLC
(Translation of Registrant's Name into English)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HANTS, ENGLAND, GU14 7NU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No__X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):: 82- __N/A__

PROCESSED
AUG 2 0 2002
THOMSON FINANCIAL

EXHIBIT INDEX

	Pages
Second Quarter Results Announcement	3 – 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDL Infomedia Holdings plc
Registrant

Date 14 August 2002

By Kevin Watson
Name: K J Watson
Title: Finance Director

Embargo until 17.00 GMT, 13 August 2002

TDL INFOMEDIA GROUP PLC

TDL INFOMEDIA HOLDINGS PLC

TDL Infomedia announce 2nd quarter EBITDA of £8.5 million, an increase of 45% on Q2 01

TDL Infomedia Holdings plc and its wholly owned subsidiary TDL Infomedia Group plc, announced second quarter and half year results for the period ended 30 June 2002.

2nd Quarter Results

TDL Infomedia reported second quarter turnover of £23.9 million, up 10.4% from £21.7 million in the comparable period in 2001. TDL Infomedia published 41 directories during the second quarters of 2001 and 2002, generating gross revenues of £20.3 million and £21.9 million respectively. Revenues from the 38 directories published in both periods increased 6.7% from £19.3 million in 2001 to £20.6 million for the same period in 2002.

Published Internet advertising sold during the quarter increased by 17.3% from £1.0 million in Q2 2001 to £1.2 million in 2002. Second quarter Internet advertising revenues recognised in the accounts amounted to £1.1 million in 2002, compared to £0.8 million during Q2 2001.

Business Information revenues totalled £1.7 million during the quarter, up 27.8% from £1.3 million in Q2 2001.

The increase in sales during the quarter contributed to a 5.0% increase in cost of sales from £9.2 million in Q2 2001 to £9.6 million in 2002. Gross margins improved from 57.6% in Q2 2001 to 59.7% during the second quarter of 2002.

Operating costs for the quarter (excluding depreciation and amortisation) decreased by 12.8% from £6.6 million in 2001 to £5.7 million in 2002 primarily due to lower advertising spend during the second quarter of 2002.

The increase in turnover and gross margins, coupled with the reduction in operating costs during the period, contributed to a 44.7% increase in second quarter EBITDA from £5.9 million in 2001 to £8.5 million in Q2 2002.

Operating cash inflows before financing costs for the quarter decreased from £8.7 million in 2001 to £6.3 million in Q2 2002 largely as a result of an increase in working capital outflows.

Half Year Results

TDL Infomedia reported turnover for the six months to June 2002 of £36.3 million, up 7.2% from £33.9 million during H1 2001. Overall, the group published 67 directories during the first six months of 2002 generating revenues of £32.4 million, compared to the 68 directories published during the same period in 2001 and revenues of £30.9 million. Revenues generated by the 65 directories published in both periods increased by 3.9% from £29.8 million in 2001 to £31.0 million in 2002.

Published Internet advertising sold during the six months to June 2001 increased by 14.1% from £2.1 million in 2001 to £2.4 million in 2002. Internet advertising revenues recognised in the accounts during the six months to June 2002 amounted to £2.2 million, compared to the £1.4 million recognised during the same period in 2001.

Business Information revenues increased by 6.7% to £3.1 million during the six months to June 2002, up from £2.9 million during the same period in 2001.

The increase in sales during the period contributed to a 3.0% increase in cost of sales from £14.3 million in the first half of 2001 to £14.7 million in 2002. Gross margins for the period increased from 57.8% in 2001 to 59.5% in 2002.

Operating costs (excluding depreciation and amortisation) decreased by 9.1% from £13.2 million in H1 2001 to £12.0 million in H1 2002 as a result of lower advertising spend during the period and accommodation savings following the purchase of Thomson House in January 2001.

The increase in turnover and gross margins, coupled with the reduction in operating costs, during the six months to June 2002 contributed to a 50.0% increase in EBITDA from £6.4 million in H1 2001 to £9.6 million in the first six months of 2002.

TDL Infomedia's net cash inflows before financing increased to £11.6 million in H1 2002, up from £4.9 million in H1 2001. In 2001, cash outflows included capital expenditure of £10.5 million during the six months to June 2001, primarily in connection with the acquisition of Thomson House, and £1.8 million of loans to the Belgian joint venture prior to the sale of the group's investment in, and loans to, TDL Belgium on 31 March 2001 for £4.0 million.

The table presented below reflects the consolidated operating results of both TDL Infomedia Group plc and TDL Infomedia Holdings plc for the three and six months to 30 June 2001 and 2002:

	Three months ended 30 June		Six months ended 30 June	
	2002	2001	2002	2001
Condensed Operating Statement	£'000	£'000	£'000	£'000
Turnover	23,920	21,669	36,342	33,906
Cost of sales	(9,644)	(9,187)	(14,730)	(14,303)
Gross profit	14,276	12,482	21,612	19,603
Operating costs	(5,741)	(6,584)	(11,973)	(13,176)
Depreciation	(560)	(549)	(1,137)	(1,086)
Amortisation	(3,531)	(3,531)	(7,062)	(7,063)
Operating profit/(loss)	4,444	1,818	1,440	(1,722)
Share of operating loss from joint venture	-	164	-	(640)
Profit/(loss) on ordinary activities before interest and tax	4,444	1,982	1,440	(2,362)
Condensed Operating Cashflow				
EBITDA	8,535	5,898	9,639	6,427
Working capital – increase/(decrease)	(1,466)	2,982	3,229	6,683
Capital Expenditure	(132)	(195)	(310)	(10,460)
Belgium working capital loans	-	-	-	(1,768)
Proceeds on sale of interest in Belgian joint venture	-	8	-	4,037
Tax paid	(609)	-	(989)	-
Cashflow before financing	6,328	8,693	11,569	4,919
Other data				
Processed sales	20,505	22,159	44,596	47,667
Published internet advertising sales	1,186	1,011	2,352	2,061
Directories published (no.)	41	41	67	68

EBITDA consists of operating profit before depreciation or amortisation. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by investors as an alternative to operating profit or profit on ordinary activities before taxation, as an indicator of our operating performance or as an alternative to cash flow from operating activities.

Summary results for TDL Infomedia Group plc and TDL Infomedia Holdings plc for the six months to 30 June 2002 are presented at Appendix A.

This news release contains forward-looking statements about the company's future business prospects. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by such forward looking statements. Factors that may cause future results to differ materially from the company's current expectations include, among others: general economic conditions, the company's high level of indebtedness, the current regulatory environment and sales representative retention rates.

Thomson Directories Limited Press Office:

Adrian Linden +44(0)121 454 8181
Wyatt International

For further information contact:

Kevin Watson +44 (0)1252 390504
Finance Director

Penny Holt +44 (0)1252 390588
Corporate Development Manager

The financial information contained in this announcement is unaudited. This announcement is not a full set of accounts within the meaning of s240 of the Companies Act 1985

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold into the United States absent registration under the U.S. Securities Act 1933 or an exemption there from.

TDL INFOMEDIA GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Six months to 30 June 2002

	Six months to 30 June 2002 £'000	Six months to 30 June 2001 £'000
Turnover (including share of joint ventures)	36,342	34,230
Less: share of turnover of joint venture	-	(324)
Turnover	36,342	33,906
Cost of sales	(14,730)	(14,303)
Gross profit	21,612	19,603
Net operating expenses	(20,172)	(21,325)
Group operating profit/(loss)	1,440	(1,722)
Share of operating loss from joint venture	-	(640)
Total operating profit/(loss): group and share of joint ventures	1,440	(2,362)
Interest receivable and similar income		
- group	-	298
- joint venture	-	4
	-	302
Interest payable and similar charges		
- group (note 1)	(5,142)	(6,456)
- joint venture	-	(168)
	(5,142)	(6,624)
Loss on ordinary activities before taxation	(3,702)	(8,684)
Taxation on (profit)/loss on ordinary activities	(1,319)	16
Loss on ordinary activities after taxation	(5,021)	(8,668)
Dividends and appropriations	-	-
Retained loss for the period	(5,021)	(8,668)

Note 1. Includes amortisation of debt issue costs.

Appendix A.2

TDL INFOMEDIA GROUP PLC

CONSOLIDATED BALANCE SHEET

As at 30 June 2002

	As at 30 June 2002 £'000	As at 30 June 2001 £'000
Fixed assets		
Intangible assets	170,694	184,819
Tangible assets	12,273	13,232
Total fixed assets	182,967	198,051
Current assets		
Raw material paper stocks	773	431
Work in progress	10,621	10,811
Debtors, amounts falling due:		
within one year	20,216	18,009
after one year	-	750
Cash at bank and in hand	2,385	2,882
	33,995	32,883
Creditors: amounts falling due within one year		
Bank borrowings	(34,780)	(48,000)
Other creditors	(35,849)	(35,110)
	(70,629)	(83,110)
Net current liabilities	(36,634)	(50,227)
Total assets less current liabilities	146,333	147,824
Creditors: amounts falling due after one year		
Senior Subordinated Notes	(67,750)	(67,750)
Deferred debt issue costs	2,568	3,070
Intercompany loans	(553)	(594)
	(65,735)	(65,274)
Provisions for liabilities and charges	(140)	-
Net assets	80,458	82,550
Capital and reserves		
Called up share capital	624	624
Share premium account	61,833	61,833
Other reserves	40,000	40,000
Profit and loss account	(21,999)	(19,907)
Total equity shareholders' funds	80,458	82,550

Appendix A.3

TDL INFOMEDIA GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

Six months to 30 June 2002

	Six months to 30 June 2002 £'000	Six months to 30 June 2001 £'000
Net cash inflow from operating activities	12,868	13,104
Returns on investments and servicing of finance		
Interest received	37	298
Interest paid	(5,069)	(6,092)
Net cash outflow from returns on investments and servicing of finance	(5,032)	(5,794)
Taxation	(989)	-
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(310)	(10,460)
Loans to joint venture	-	(1,768)
Proceeds on sale of joint venture interest	-	4,037
Net cash outflow from capital expenditure and financial investments	(310)	(8,191)
Net cash inflow/(outflow) before financing and management of liquid resources	6,537	(881)
Financing		
Borrowings repaid	(5,500)	(6,000)
Costs associated with the raising of debt	(342)	(41)
Intercompany borrowings	13	1,571
Net cash outflow from financing	(5,829)	(4,470)
Management of liquid resources		
Decrease in term deposits	-	-
Net cash inflow from management of liquid resources	-	-
Increase/(decrease) in cash	708	(5,351)

RECONCILIATION OF OPERATING PROFIT/(LOSS) TO OPERATING CASH FLOWS

Operating profit/(loss)	1,440	(2,362)
Depreciation and amortisation	8,199	8,149
Share of joint venture losses	-	640
Increase in stock and work in progress	(3,529)	(4,856)
Decrease in debtors	2,059	3,711
Increase in creditors	4,699	7,822
Net cash inflow from continuing operating activities	12,868	13,104

Appendix A.4

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Six months to 30 June 2002

	Six months to 30 June 2002 £'000	Six months to 30 June 2001 £'000
Turnover (including share of joint ventures)	36,342	34,230
Less: share of turnover of joint venture	-	(324)
Turnover	36,342	33,906
Cost of sales	(14,730)	(14,303)
Gross profit	21,612	19,603
Net operating expenses	(20,172)	(21,325)
Group operating profit/(loss)	1,440	(1,722)
Share of operating loss from joint venture	-	(640)
Total operating profit/(loss): group and share of joint ventures	1,440	(2,362)
Interest receivable and similar income		
- group	-	298
- joint venture	-	4
	-	302
Interest payable and similar charges		
- group (note 1)	(9,087)	(10,889)
- joint venture	-	(168)
	(9,087)	(11,057)
Loss on ordinary activities before taxation	(7,647)	(13,117)
Taxation on (profit)/loss on ordinary activities	(413)	782
Loss on ordinary activities after taxation	(8,060)	(12,335)
Dividends and appropriations	-	-
Retained loss for the period	(8,060)	(12,335)

Note 1. Includes amortisation of debt issue costs.

Appendix A.5

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

As at 30 June 2002

	As at 30 June 2002 £'000	As at 30 June 2001 £'000
Fixed assets		
Intangible assets	170,694	184,819
Tangible assets	12,273	13,232
Total fixed assets	182,967	198,051
Current assets		
Raw material paper stocks	773	431
Work in progress	10,621	10,811
Debtors, amounts falling due:		
within one year	20,216	18,009
after one year	-	750
Cash at bank and in hand	2,385	2,882
	33,995	32,883
Creditors: amounts falling due within one year		
Bank borrowings	(34,780)	(48,000)
Other creditors	(31,836)	(32,717)
	(66,616)	(80,717)
Net current liabilities	(32,621)	(47,834)
Total assets less current liabilities	150,346	150,217
Creditors: amounts falling due after one year		
Senior Subordinated Notes	(67,750)	(67,750)
Senior Discount Notes	(43,183)	(37,422)
Deferred debt issue costs	3,460	4,155
Intercompany loans	(553)	(1,047)
	(108,026)	(102,064)
Provisions for liabilities and charges	(140)	-
Net assets	42,180	48,153
Capital and reserves		
Called up share capital	397	397
Share premium account	39,315	39,315
Other reserves	40,000	40,000
Profit and loss account	(37,532)	(31,559)
Total equity shareholders' funds	42,180	48,153

TDL INFOMEDIA GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

Six months to 30 June 2002

	Six months to 30 June 2002 £'000	Six months to 30 June 2001 £'000
Net cash inflow from operating activities	12,868	13,110
Returns on investments and servicing of finance		
Interest received	37	298
Interest paid	(5,069)	(6,092)
Net cash outflow from returns on investments and servicing of finance	(5,032)	(5,794)
Taxation	(989)	-
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(310)	(10,460)
Loans to joint venture	-	(1,768)
Proceeds on sale of joint venture interest	-	4,037
Net cash outflow from capital expenditure and financial investments	(310)	(8,191)
Net cash inflow/(outflow) before financing and management of liquid resources	6,537	(875)
Financing		
Borrowings repaid	(5,500)	(6,000)
Costs associated with the raising of debt	(342)	(47)
Intercompany borrowings	13	1,571
Net cash outflow from financing	(5,829)	(4,476)
Management of liquid resources		
Decrease in term deposits	-	-
Net cash inflow from management of liquid resources	-	-
Increase/(decrease) in cash	708	(5,351)

RECONCILIATION OF OPERATING PROFIT/(LOSS) TO OPERATING CASH FLOWS

Operating profit/(loss)	1,440	(2,362)
Depreciation and amortisation	8,199	8,149
Share of joint venture losses	-	640
Increase in work in progress	(3,529)	(4,856)
Decrease in debtors	2,059	3,711
Increase in creditors	4,699	7,828
Net cash inflow from continuing operating activities	12,868	13,110